UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-13580

CUSIP NUMBER 864739107

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

SUFFOLK BANCORP

Full name of registrant:

N/A

Former name if applicable:

4 West Second Street

Address of Principal Executive Office (Street and Number)

Riverhead, New York 11901

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)  ☒

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 10-Q, N-SAR or N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

On January 25, 2012, Suffolk Bancorp (“Suffolk”) reported that it had replaced its certifying public accountant. Since that time, Suffolk has worked diligently with its new accountant to complete and file its Annual Report on Form 10-K. As a result of this recent change, however, Suffolk was unable to complete the audit of its financial statements without unreasonable effort or expense. Suffolk expects to file within the 15-calendar day extension period.

Suffolk Bancorp (“Suffolk”) has determined it is unable to file its Annual Report on Form 10-K for the period ended December 31, 2011 (the “Form 10-K”) within the prescribed time without unreasonable effort or expense. As previously disclosed in a Current Report on Form 8-K filed on January 25, 2012, the Audit Committee of the Board of Directors of Suffolk determined not to engage Grant Thornton LLP as Suffolk’s independent registered public accounting firm for the audit of Suffolk’s financial statements for the fiscal year ended December 31, 2011, and for periods thereafter, and engaged BDO USA, LLP as the new independent registered public accounting firm, effective on that date. Suffolk expects to file the Form 10-K no later than the fifteenth calendar day following the prescribed due date. Such additional time beyond the prescribed due date is necessary for the new accountant to complete all reasonable and prudent procedures necessary to ensure the quality and accuracy of the financial statements of a new client.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Douglas Ian Shaw	(631)	208-2400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change:

Suffolk’s results of operations for the quarter and year ended December 31, 2011 reflect changes from its results of operations for the quarter and year ended December 31, 2010. On January 31, 2012, pursuant to its Current Report on Form 8-K, Suffolk furnished certain unaudited 2011 results to the Securities and Exchange Commission (the “Form 8-K”). As set forth in the Form 8-K, Suffolk reported net income for the quarter ended December 31, 2011 of $1,156,000, down 62.3 percent from $3,069,000 as restated during the same quarter in 2010, and a net loss for the year ended December 31, 2011 of $78,000, versus net income of $6,256,000 as restated for 2010.

Safe Harbor Statement Pursuant to the Private Securities Litigation Reform Act of 1995

This form includes statements which look to the future. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties that cannot be predicted or quantified and are beyond Suffolk’s control and are subject to a variety of uncertainties that could cause future results to vary materially from Suffolk’s historical performance, or from current expectations. Factors that could affect Suffolk include particularly, but are not limited to: a failure to file our Form 10-K on or prior to the expiration of the 15-calendar day extension period; changes in interest rates; increases or decreases in retail and commercial economic activity in Suffolk’s market area; variations in the ability and propensity of consumers and businesses to borrow, repay, or deposit money, or to use other banking and financial services; results of regulatory examinations; any failure by us to comply with our written agreement with the OCC or the individual minimum capital ratios for Suffolk County National Bank established by the OCC; any failure by us to comply with Nasdaq rules; the cost of compliance with our agreement with the OCC; any failure by us to achieve and maintain effective internal controls over financial reporting and disclosure controls and procedures; larger-than-expected losses from the sale of assets; potential litigation or regulatory action relating to the matters resulting in Suffolk’s failure to file on time its Quarterly Report on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011, and September 30, 2011 or resulting in the revisions to our earnings announced on April 12, 2011 or the restatement of our financial statements for the quarterly period ended September 30, 2010 and year ended December 31, 2010; and the potential that net loan charge-offs are higher than expected or for further increases in our provision for loan losses.

SUFFOLK BANCORP

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2012.	By:	/s/ Douglas Ian Shaw

Douglas Ian Shaw Senior Vice President and Corporate Secretary